July 20, 2006

Mr. Adam Washecka
Staff Accountant
Securities and Exchange Commission
Washington, DC 20549

RE: Integrated Alarm Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 000-50343

Dear Mr. Washecka:

We have received your comment letter on the above noted filings of our Company. We have begun the process of compiling a comprehensive response to your questions and observations. We have reviewed the first draft with our auditors who have made numerous suggestions for improvement and clarification.

Due to the changes that are required and allowing for an additional review by our auditors, we respectfully request an extended due date of July 28, 2006.

Thank you for your anticipated cooperation in this matter.

Sincerely,

/S/ Michael T. Moscinski
Michael T. Moscinski
Chief Financial Officer